Response to SEC Suggestions

February 18, 2005

Mr. Michael Moran
Branch Chief
Securities and Exchange Commission
Mail Stop 0308
Washington, DC 20549

RE:  Weider Nutrition International, Inc. (the “Company”)
Form 10-K for the fiscal year ended May 31, 2004
File No. 1-14608
Form 10-Q for the six months ended November 30, 2004

Dear Mr. Moran,

We are in receipt of your letter dated January 31, 2005 related to our Form 10-K for the fiscal year ended May 31, 2004, and to our Form 10-Q for the six months ended November 30, 2004. We are providing this cover letter which keys our responses to your comments and includes certain supplemental information, as per your request.

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our filings referenced above provide all material information that investors require for an informed decision. We also recognize that certain clarifications as well as additional disclosures may be appropriate. Our fiscal 2005 third quarter ends February 28, and we will file the related quarterly report within the appropriate filing deadline. In addition, our fiscal 2005 year-end is May 31, 2005. Therefore, we respectfully request the Commission’s permission to allow us to provide and incorporate the clarifications and additional disclosures referenced in our responses to the Staff’s comments into our third quarter report for the period ended February 28, 2005 and/or our annual report for the year ended May 31, 2005.

Form 10-K for the Year Ended May 31, 2004

General

1.  Where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future annual and interim reports, as applicable.

The Company notes the Staff’s comment and will include the applicable disclosures and revisions in future annual and interim reports, as applicable.

Item 1. Business

2.  Please disclose all of the financial information about segments and about geographic regions required by paragraphs (b) and (d) of Item 101 of Regulation S-K or include a cross reference to the segment data included in your financial statements.

In response to the Staff’s comment, the Company will include in future filings a cross reference in “Item 1. Business” to the segment data (as required by paragraphs (b) and (d) of Item 101 of Regulations S-K) included in our financial statements similar to the following: “See Management’s Discussion and Analysis on pages ____ and Note ____ of the Notes to Consolidated Financial Statements for complete segment financial information.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

3.  Please include a tabular presentation of net sales revenues by product category for the periods presented and provide a narrative discussion of the extent to which material changes are attributable to pricing, mix or volume of goods sold. Please refer to SEC Release No. 33-8350 and Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company will provide narrative discussion in the MD&A section of future filings of the extent to which material changes in net sales are attributable to pricing, mix or volume of goods sold. For example, the Company would include increased disclosure similar to the following: “Schiff Specialty net sales increased approximately 9.2% to $157.6 million for fiscal 2004, from $144.3 million for fiscal 2003. The increase primarily resulted from increases in Schiff Move Free and other joint products sales volume as prices remained relatively stable during the period.”

The Company also notes the Staff’s comment regarding net sales revenue by product category. We believe this comment is in response to disclosure that the Company “markets its branded nutritional supplement products, both domestically and internationally, in five principal categories: specialty supplements; vitamins and minerals; sports nutrition; weight management; and nutrition bars”. While products are marketed within these general product categories, the Company, including the executive management team, manages its business according to its three reporting segments, or business units. The product categories are listed only to provide a general understanding of the broad areas in which we market products.

Our three business units are Schiff Specialty, Active Nutrition and Haleko. Schiff Specialty’s primary brand is Schiff; Haleko’s primary brands include Multipower and Multaben; and, Active Nutrition’s primary brands include Weider and Tiger’s Milk. Each business unit (and even each brand) may include a variety of product forms (such as tablets, capsules, powdered drink mixes, nutrition bars, etc.) in a variety of categories (specialty supplements, vitamins and minerals, sports nutrition, weight management and nutrition bars). In addition, many of the product forms are not necessarily category specific (a capsule could be in the specialty supplement, vitamin and minerals or even sports nutrition category). Accordingly, as disclosed under “Brands, Products and Distribution” in “Item 1. Business” in our Form 10-K, we discuss and analyze our business and operations according to the business units rather than the general product categories.

The Company’s CEO and executive management team receives and analyzes financial information and operating results on a business unit basis rather than general product categories. For example, the Company’s management of its business units includes marketing investment directed to overall brand development, and not necessarily according to these specific product categories. Also, when analyzing revenues, for example, we do not analyze revenues by all “nutrition bars” sold by the Company. Such an analysis would mean combining sales results of nutrition bars under multiple brands in many different countries. Since the products, brands, channels of distribution, countries, etc. would be different, we believe such information would provide no meaningful analysis. We do not gather, nor is it practical to gather, the financial data in this manner. Rather, we examine the revenues of each business unit, and believe such analysis provides meaningful input about our results of operations.

For the reasons noted above, management does not receive or summarize net sales data according to these five product categories. The Company believes that the net sales by business unit data currently provided in its annual and interim reports represents the most meaningful information to its stockholders.

4.  In circumstances where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify, in dollars, to the extent possible the incremental impact of each individual business reason on the overall change. For example, in your comparisons of operating results, you should quantify the impact of changes in foreign currency exchange rates, the changes in sales and gross profit for each of the factors you identify and the changes in operating and other expenses for each of the factors you identify.

In response to the Staff’s comment, to the extent possible, the Company in the future filings will quantify, in dollars, the incremental impact of each business reason disclosed as explanation for a significant change between periods in key financial data or indicators. For example, the Company would include increased disclosure similar to the following in future filings: “The positive impact of foreign currency exchange rates of approximately $____ million was substantially offset by a decline in primarily branded Multaben sales volume of approximately $____ million and private label sales volume of approximately $____ million.”

Liquidity and Capital Resources, page 24

5.  Please disclose scheduled interest payments in your table of contractual cash obligations. When interest rates are variable and unknown, estimates of future variable rate interest payments may be included or excluded provided you include appropriate disclosure in a footnote to the table. Also include a description of your purchase obligations in a footnote to the table.

In response to the Staff’s comment, the Company will include in future filings any material scheduled interest payments in the table of contractual cash obligations. The Company notes that total amortizing debt amounted to less than $1.0 million as of May 31, 2004. Scheduled interest payments associated with such debt would amount to less than $50,000. If interest rates are variable or unknown, the Company will provide estimates of future variable interest payments or if excluded, the Company will include appropriate disclosure in a footnote to the table. The Company will also include in future filings a description of its purchase obligations in a footnote to the table similar to the following: “Purchase obligations primarily consist of open purchase orders for goods and services, including primarily raw materials, packaging and outsourced contract manufacturing commitments.”

Critical Accounting Policies and Estimates, page 25

6.  Please disclose the amounts of estimates that materially affected your reported earnings and the amounts of the related valuation allowances for each period presented. For example, disclose your provisions for doubtful accounts, notes receivable, sales returns and allowances and the estimates related to your inventory write-downs, sales returns and allowances and the estimates related to your inventory write-downs and impairment losses, and the related valuation allowances where applicable. Please also provide an analysis of material changes in each of your critical accounting estimates on revenues, operating expenses and gross profit for the periods presented. In addition, discuss to the extent material how accurate your estimates and assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please refer to SEC Release No. 33-8350.

In response to the Staff’s comment, the Company will disclose in future filings the amounts of estimates that materially affected its reported earnings and the amounts of the related valuation allowances for each period presented. For example, the Company will include in future filings data that is currently provided in Schedule II in its Annual Report on Form 10-K such as provision for doubtful accounts, notes receivable, sales returns and allowances as well as estimates related to its inventory write-downs and impairment losses, and the related valuation allowances where applicable in “Item 7. Critical Accounting Policies and Estimates.” In addition, the Company will provide an analysis of material changes in each of its critical accounting estimates on revenues, operating expenses and gross profit for the periods presented. In addition, the Company will discuss and clarify to the extent material its accuracy with previously disclosed estimates and assumptions and whether the estimates are reasonably likely to change in the future.

Item. 7A. Quantitative and Qualitative Disclosures About Market Risks

7.  Please also provide information about your market risk exposure to changes in foreign currency exchange rates in accordance with Item 305 of Regulation S-K.

In response to the Staff’s comment, the Company will provide in future filings information regarding its market risk exposure to changes in foreign currency exchange rates. The Company will also provide quantitative information concerning the U.S. dollar volume of material foreign currency-denominated net sales and the impact that fluctuations in foreign currency exchange rates have on reported net sales and operating income.

Item 10. Directors and Executive Officers of the Registrant

8.  Please include a reference to the section of your Proxy Statement that includes the information required by Items 401(h) and Item 406 of Regulation S-K.

In response to the Staff’s comment, the Company will include in future filings a cross reference to the section “Board of Directors and Board Committee Information” in the Proxy which contains the required information.

Item 11. Executive Compensation

9.  Please include a reference to the section of your Proxy Statement that includes the information required by Items 402(g) and 402(j) of Regulation
S-K.

In response to the Staff’s comment, the Company will include in future filings a cross reference to the section “Board of Directors and Board Committee Information” in the Proxy which contains the required information.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

10.  Please disclose accumulated balances for each classification of other accumulated comprehensive loss for each period presented on the face of your balance sheets, statements of stockholder’ equity or in the notes to your financial statements. Specifically, please ensure your disclosure includes all of the components of other accumulated comprehensive loss for the year ended December 31, 2003. See paragraph 26 of SFAS 130.

In response to the Staff’s comment, the Company will provide disclosure of accumulated balances for each classification of other accumulated comprehensive loss for each period presented on the face of its balance sheets, statements of stockholders’ equity or in the notes to its financial statements in future annual reports, as applicable.

The Company has reviewed its filings and believes its disclosure for the year ended May 31, 2004 includes all of the components of other accumulated comprehensive loss. At May 31, 2004, other accumulated comprehensive loss consisted only of foreign currency translation adjustments.

Consolidated Statements of Stockholders’ Equity, page F-5

11.  Please disclose the reclassification adjustments and the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustment, for each period presented either on the face of the statement or in the notes to your financial statements. Refer to paragraphs 20 and 25 of SFAS 130.

In response to the Staff’s comment, the Company will disclose in future annual reports the reclassification adjustments and the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, for each period presented either on the face of the statement of stockholders’ equity or in the notes to its financial statements.

Note 1: Summary of Significant Accounting Policies, page F-7

Inventories, page F-7

12.  Please disclose the types of costs included in inventories. See Rule 5-02(6)(b) of Regulation S-X.

In response to the Staff’s comment, the Company will disclose in future filings material types of costs included in inventories. The footnote will be modified to include wording similar to the following: “Inventories, primarily consisting of direct materials, direct labor and manufacturing overhead, are stated at the lower cost (on a first-in, first-out basis) or market.”

Revenue Recognition, page F-8

13.  Please disclose your shipping terms and whether you recognize revenue upon shipment or upon delivery to and acceptance by the customer. If you recognize sales upon shipment and your sales arrangements contain inspection and acceptance provisions please disclose why it is appropriate to recognize revenues prior to delivery to and acceptance by the customer. See SAB Topic 13:A.

In response to the Staff’s comment, the Company will disclose in future annual filings its shipping terms by including in the footnote wording similar to the following: “Although a variety of shipping terms are utilized, our primary shipping terms are FOB Destination.” The Company also notes the Staff’s comment regarding recognizing revenues upon shipment or upon delivery to and acceptance by the customer. As disclosed in Note 1 of the Notes to Consolidated Financial Statements for the year ended May 31, 2004, the Company recognizes sales when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured. As a result of our revenue recognition policy, and because our primary shipping terms are FOB Destination, the Company defers, at each period end, recognition of revenues on any sales that do not meet the four criteria outlined in SAB No. 101. Principally, all of these deferrals relate to shipments with destination shipping terms where risk of loss and title has not yet passed to the customer, including very infrequent situations where product is not accepted by the customer. Customer non-acceptance of the Company’s products is extremely rare; usually only occurring when product is damaged in transit. Therefore, we believe our revenue recognition policy, as disclosed, is appropriate and is in accordance with GAAP and SAB No. 101.

14.  We note that you disclose shipping and handling costs as a percentage of sales. Please disclose the amounts of shipping and handling costs classified as selling and marketing expense and general and administrative expense for each period presented. See paragraph 6 of EITF 00-10.

In response to the Staff’s comment, the Company will disclose in future filings the amounts of shipping and handling costs classified as selling and marketing expense and general and administrative expense for each period presented.

15.  Please tell us the types of sales incentives and promotional cost payments you make to retailers, distributors and end customers, how you classify each type of consideration in your statements of operations and why that classification complies with the guidance in EITF 01-9. In doing so, if you classify consideration given to a customer as a cost, tell us how you meet the requirements of paragraph 9 of EITF 01-9.

In response to the Staff’s comment, the Company notes that it utilizes various types of sales incentives and promotional programs with its retailers, distributors and end consumers. These sales incentives primarily include temporary price reductions, scan downs, IRC’s (immediate redeemable coupons), other coupons, cash rebates, slotting fees, bonus packs/counts and cooperative advertising. The Company classifies each type of sales incentive or promotional program cost in its statements of operations in accordance with EITF 01-9. The Company classifies sales incentives identified above, with the exception of bonus packs/counts and cooperative advertising, as a direct reduction of revenue. Bonus packs/counts effectively represent additional product cost. The Company recognizes these costs as cost of sales in the Company’s statements of operations in accordance with paragraph 10 of EITF 01-9. Cooperative advertising represents consideration provided to customers for the advertising and promoting of the Company’s products. Typically, the Company reviews and maintains a copy of such cooperative advertisements. The Company has the ability to purchase advertisements in a transaction separate from the sale of the product. We determined that the advertising benefit received could be identified and quantified in a transaction separate from the purchase of the Company’s products. Accordingly, if the cooperative advertising expense incurred is less than or equal to the estimated fair value of the benefit received, the cost is classified as selling and marketing expense in the Company’s statements of operations in accordance with paragraph 9 of EITF 01-9. If the cooperative advertising expense incurred is greater than the estimated fair value of the benefit received, the portion of the cost in excess of the estimated fair value of the benefit received is classified as a direct reduction of revenue.

Stock-Based Compensation, page F-8

16.  Tell us why amortization of unearned compensation charge to income should not be reflected in your pro forma disclosure. Otherwise, please revise your tabular presentation to disclose stock-based employee compensation cost, net of related tax effects, included in the determination of net income and the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards. Refer to paragraph 45.c. of SFAS 123.

In response to the Staff’s comment, the Company notes that amortization of unearned compensation charge to income is not reflected in the Company’s proforma disclosure because the amortization expense, as measured in accordance with APB 25, included in reported net income (loss) is the same amount that would be recognized under SFAS 123. Therefore, no proforma adjustment is necessary. The Company notes that referring to the unvested restricted stock in the paragraph leading into the presentation of the tabular proforma disclosure may lead the reader to believe that an adjustment relating to the restricted stock is necessary. To avoid this potential confusion, the Company will remove the reference to the restricted stock in the lead-in paragraph in future filings. In addition, since all stock options have been issued at fair value, no stock-based employee compensation costs related to stock options are included in the determination of net income.

Net Income (Loss) Per Share, page F-9

17.  Please disclose for each period presented the total number of additional shares that could potentially dilute basic EPS in the future by type of potentially dilutive security that were not included in the computation of diluted EPS because inclusion thereof would have been antidilutive. See paragraph 40.c. of SFAS 128.

In response to the Staff’s comment, the Company will disclose in future filings the total number of additional shares that could potentially dilute basic EPS in the future by type of potentially dilutive security that were not included in the computation of EPS because inclusion thereof would have been anti-dilutive.

Note 2: Divestitures, page F-10

18.  Please disclose the gain on the sale of Venice Beach and the amounts of revenue and pretax profit or loss reported in discontinued operations. Please also disclose a description of the facts and circumstances leading to each of your divestitures. See paragraph 47 of SFAS 144.

In response to the Staff’s comment, the Company will disclose in future filings the gain on the sale of Venice Beach and the amounts of revenue and pretax profit or loss reported in discontinued operations, as applicable. Furthermore, the Company will disclose the facts and circumstances leading to each of its material divestitures in future annual reports in accordance with SFAS 144.

Note 6. Goodwill and Intangible Assets, Net, page F-11

19.  We note your transition impairment of goodwill upon adoption of SFAS 142, and that you assessed the fair value of your reporting units by evaluating their current cash flows and net book values in comparison to your overall market capitalization. Please explain to us in detail to us how you estimated the fair value of your reporting units. In doing so, tell us the methodology and principle assumptions you used, the basis for your principle assumptions and how your methodology complies with paragraphs 23-25 of SFAS 142. Please show us the results of your evaluation and the difference between fair values determined through modeling versus aggregate market capitalization, and explain to us how you allocated your aggregate market capitalization among the reporting units.

In response to the Staff’s comment, the Company provides the following explanation regarding the estimated fair value of the Company’s reporting units. Since the Company’s Class A common stock is publicly traded and quoted market prices exist, we used a market capitalization approach as discussed in paragraph 23 of SFAS 142. In so doing, we reviewed fluctuations in the quoted price of the Company’s Class A common stock for the preceding fiscal year and determined that the quoted share price as of May 31, 2002 was a reasonable estimate. Secondly, the estimated aggregate fair value of the Company was allocated to the reporting units based on an evaluation of current and projected cash flows for each of the reporting units as discussed in paragraph 24 of SFAS 142. In so doing, we performed a sensitivity analysis to determine how critical our assumptions and estimates concerning cash flows and aggregate market capitalization were relative to the allocation of aggregate fair value of the Company to the reporting units and the comparison of the allocated fair value to the carrying value of the net assets of the reporting units in terms of determining goodwill impairment. A summary of our analysis as described above is attached as Schedule 1.

Note 9: Income Taxes, page F-14

20.  Please disclose the amounts and expiration dates of operating loss and tax credit carry forwards for tax purposes as required by paragraph 48 of SFAS 109.

In response to the Staff’s comment, the Company will disclose in future filings the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes as required by paragraph 48 of SFAS 109.

Note 11: Commitments and Contingencies, page F-17

21.  With respect to each litigation matter, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. See paragraph 10 of SFAS 5. Tell us whether you incurred a loss relating to the ephedra lawsuit settled subsequent to your-end. If so, tell us the amount of the loss, whether the loss was accrued in your financial statements and when the loss was accrued.

In response to the Staff’s comment, the Company will disclose in future filings for each litigation matter, an estimate of the possible loss or range of loss or state that such an estimate cannot be made, as appropriate. The Company also notes the Staff’s comment regarding the ephedra lawsuit settled subsequent to fiscal year end. In response to the Staff’s inquiry, we inform the Staff that the Company did not recognize a loss as a result of settling this ephedra matter.

Note 13: Operating Segments, page F-18

22.  Please explain to us why it is not practicable to restate segment information for the reclassification of your Weider Germany branded business.

In response to the Staff’s comment, the Company notes that, historically, the Weider Germany business was insignificant, representing less than five percent of Haleko’s net sales and only two percent of consolidated net sales. Due to the relative insignificance of the Weider Germany branded business, complete and separate P&L information, or brand specific results of operations data, was not maintained. Accordingly, the Company believes that it is not practical to restate segment information for the reclassification of the Weider Germany branded business. In addition, as disclosed in Note 13 of the Notes to Consolidated Financial Statements, a portion of these sales are still included in the Haleko business unit. The actual reduction of net sales reported in the Haleko unit as a result of the transfer of the Weider Germany branded business to the Active Nutrition unit was less than two percent of Haleko’s net sales.

23.  Please disclose depreciation and amortization expense for each reportable segment as required by paragraph 27 of SFAS 131. Please revise your presentation of segment assets to disclose the amounts of assets allocated to each segment and the amounts of domestic assets not allocated to segments. Similarly revise your disclosure related to capital expenditures. Refer to paragraphs 25(b) and 32(c) of SFAS 131.

In response to the Staff’s comment, the Company will disclose in future filings depreciation and amortization expense for each reportable segment. In addition, the Company will revise its presentation of segment assets to disclose the amount of assets allocated to each segment and the amount of domestic assets not allocated to the segments. Finally, the Company will provide similar revisions regarding its disclosure of capital expenditure information.

24.  Please disclose revenues from external customers for each of your five principal product categories for each year presented. Refer to paragraph 37 of SFAS 131. Please also disclose revenues from external customers attributed to your domestic and international operations and revenues attributed to each individual foreign country that is material. Refer to paragraph 38.a.a of SFAS 131.

In response to the Staff’s comment regarding revenues from external customers for its product categories, the Company references its response noted in item 3 above. In response to the Staff’s comment regarding revenues from external customers attributed to domestic and international operations and individual countries deemed material, the Company will provide such disclosure in future filings.

25.  Please disclose the total amount of net sales from each customer that accounted for 10% or more of your net sales for each period presented and the identity of the segments reporting the revenues. See paragraph 39 of SFAS 131.

In response to the Staff’s comment, the Company will disclose in future filings the total amount (or percentage) of net sales from each customer that accounted for 10% or more of total net sales for each period presented and the identity of the business unit(s) reporting the revenues.

Note 15. Quarterly Results (Unaudited), page F-20

26.  Please disclose income (loss) before cumulative effect of change in accounting principle and per share data based upon such income (loss). See Rule 302(a)(1) of Regulation S-K.

In response to the Staff’s comment, the Company will disclose in future filings income (loss) before cumulative effect of change in accounting principle and per share data based upon such income (loss).

Valuation and Qualifying Accounts

27.  Please disclose the amounts of sales returns charged to net sales and credited to cost of good sold for each period presented and described deductions as required by Item 12-09 of Regulation S-X.

In response to the Staff’s comment, the Company will disclose in future filings the amounts of sales returns charged to net sales and credited to cost of goods sold for each period presented and provide appropriate description of deductions.

Form 10-Q for the Quarter Ended November 30, 2004

Item 1. Financial Statements

General

28.  Tell us why you have not classified the assets of your Active Nutrition business unit as held for sale. In doing so, please discuss each of the criteria in paragraph 30 of SFAS 144.

In response to the Staff’s comment, the Company notes that it received an unsolicited offer from a related party to purchase certain assets of its Active Nutrition business unit. To date, no definitive agreement has been reached and the Company's Board of Directors has neither approved the sale of the assets nor determined whether an ultimate sale of the assets will occur. An analysis of any potential transaction is still ongoing. Since all of the criteria outlined in paragraph 30 of SFAS 140 have not been met, the net assets of the Weider branded business have not been classified as held for sale.

Note 7: Commitments and Contingencies, page 9

29.  Please tell us the amounts of your accruals for the settlement reached in November 2004, when the accruals were recorded and the balance sheet and income statement line items that include the accruals. Tell us how you estimated the amount of each accrual. Please also tell us the amount of the fund to be established by you in connection with the settlement. Tell us if the cash claim limit of $50 million allowing you to opt out of the settlement applies to you or all defendants named in the suit. It appears that the settlement could have a material adverse effect on your liquidity. If so, please revise your MD&A to discuss the uncertainty and potential impact on your liquidity and show us what you revised disclosure would look like. If not, tell us why.

In response to the Staff’s request for information regarding the settlement reached in November 2004, we note that the Company’s accrual amounted to approximately $500,000 as of May 31, 2004. This accrual was recognized as an expense during fiscal 2004 and included in accrued liabilities in the May 31, 2004 consolidated balance sheet and in general and administrative expense in the fiscal 2004 consolidated statement of operations. The accrual was estimated as a result of the Company’s assessment of the probable outcome of the litigation, including a determination of a reasonably likely settlement amount which considered the expected costs of the settlement fund described below.

The amount of the fund established by the Company is $4.0 million. However, based on results of similar settlements that also had “settlement funds”, the Company believes that ultimate cash disbursements will be less than $50,000, which is the maximum amount that cash claims can aggregate before triggering the Company’s opt-out rights (which opt-out limit applies only to the Company). The Company, in accordance with the terms and conditions of the settlement agreement, expects that substantially all the fund will be settled through the distribution of coupons for Company products. Based on historical data regarding coupon redemption rates, the Company estimated the resulting costs of distribution for the entire $4 million in coupon face value would be insignificant.

As a point of clarification, footnote 7 includes an incorrect number for the cash claim limit. Rather than $50 million, the note should state the limit is $50,000 (the $50,000 noted in the filing should be listed as $50 as the numbers in the notes are “in thousands”). Accordingly, the Company does not believe the settlement represents a potential material risk to its liquidity.

30.  In Item 6, please list all of the exhibits required by Item 601 of Regulation S-K and indicate if these exhibits were filed in the 10-Q or incorporated by reference.

In response to the Staff’s comment, the Company will list all of the exhibits required by Item 601 of Regulation S-K and we will indicate if these exhibits were filed in the Form 10-Q or incorporated by reference in future quarterly reports.

If you have further questions or if we can further clarify any of our responses, please feel free to contact either the undersigned, Joseph W. Baty, at (801) 975-5186, Dan Thomson, General Counsel, at (801) 975-5173 or Russell Mathis, Corporate Controller, at (801) 975-5068.

Warm regards,
Joseph W. Baty
Chief Financial Officer

cc:	Mr. Paul Child, Deloitte & Touche
Mr. Charles Ruck, Latham & Watkins

WEIDER NUTRITION INTERNATIONAL
SCHEDULE 1
SUMMARIZED FAS 142 GOODWILL IMPAIRMENT ANALYSIS
JUNE 1, 2002
(dollars in thousands)

	Schiff Specialty	Active Nutrition	Haleko	Total		ABB*	Consolidating Entries	Consolidated

Carrying value of net assets:
Working capital	16,949	9,226	3,158	29,333		2,350	0	31,683
Property and equipment, net	18,438	2,293	8,969	29,699		42	0	29,741
Other intangibles, net	233	1,260	3,687	5,180		55	0	5,235
Other assets	5,961	1,175	728	7,864		1,807	(125)	9,546
Other liabilities	(21,986)	(3,535)	(1,735)	(27,256)		0	125	(27,131)
Goodwill	4,346	1,843	21,478	27,667		0	0	27,667

Total carrying value of net assets	23,940	12,262	36,285	72,487		4,254	0	76,741

Estimated fair value**	52,623	(3,055)	1,618	51,186	(A)

Excess carrying value***	(28,683)	15,317	34,668	21,301

Estimated fair value		(3,055)	1,618	(1,437)
Estimated fair value of net assets, excluding goodwill****		10,419	14,807	25,226

Implied fair value of goodwill		(13,474)	(13,190)	(26,663)
Goodwill carrying value		1,843	21,478	23,321

Impairment loss		1,843	21,478	23,321

Allocation of estimated consolidated fair value based on cash flows

EBITDA:
FY02 Actual	22,612	(1,974)	(620)	20,018
FY03 Projected	21,010	(470)	2,135	22,675

Allocation of estimated consolidated fair value:
FY02 Actual	57,819	(5,048)	(1,585)	51,186	(A)
FY03 Projected	47,427	(1,061)	4,820	51,186	(A)
Average	52,623	(3,055)	1,618	51,186	(A)

*	ABB, a component of the Active Nutrition unit, was disposed of in July, 2002, and the net assets were adjusted to the net realizable value at May 31, 2002. Therefore, the net assets of ABB were excluded in this analysis.

**	The first step of the goodwill impairment analysis is summarized as follows:
The consolidated fair value of Weider Nutrition International was estimated by using quoted market prices (aggregate market capitalization). The aggregate market capitalization was calculated to be $51,186 (26,249,436 shares multiplied by a 05/31/02 share price of $1.95). In using the $1.95 share price, we noted that the Company's stock price during fiscal 2002 (June 1, 2001 through May 31, 2002) ranged from a high of $2.60 very early in the first quarter to a low of $1.40 during the second quarter. During the fourth quarter of fiscal 2002, the stock priced ranged from a high of $2.00 to a low of $1.60. After determining the consolidated fair value, this amount was then allocated to the reporting units based on historical and projected cash flows as outlined above.

***	The second step of the goodwill impairment analysis was not necessary for the Schiff Specialty reporting unit. The estimated fair value of the reporting unit exceeded the carrying value of the net assets, including goodwill, by a significant margin. However, carrying value exceeded fair value for the Active Nutrition and Haleko reporting units. Therefore, we proceeded to the second step in the goodwill impairment test for those reporting units to measure the potential amount of the impairment loss.

****	In assigning the fair value of the reporting units to the assets and liabilities, in was obvious that the implied fair value of goodwill would be zero or negative, even if all of the non-monetary assets were assigned a fair value of zero. Therefore, we concluded that fair value for the assets and liabilities was equal to their carrying value.

WEIDER NUTRITION INTERNATIONAL
SCHEDULE 1 (continued)
SUMMARIZED FAS 142 GOODWILL IMPAIRMENT ANALYSIS
JUNE 1, 2002
(dollars in thousands)

In evaluating our methodology and assumptions, we noted that the allocation of fair value to the individual reporting units was dependent upon two variables, the estimated consolidated fair value of the company as a whole and the estimate of cash flows for each of the reporting units (the basis of allocating consolidated fair value to the individual reporting units). However, given the large disparity between the implied fair value of goodwill and the carrying value of goodwill for the Active Nutrition and Haleko business units, we noted that even with aggressive changes to cash flow estimates (and thus the amount of consolidated fair value allocated to each reporting unit), the impairment conclusion would not be different. For example, assuming that consolidated fair value (aggregate market capitalization) is allocated to the reporting units based on cash flows contributed, the following illustrates the aggregate market capitalization required to cover the fair value of net assets, excluding goodwill, of the Active Nutrition and Haleko units assuming different percentages of consolidated cash flows contributed by the Active Nutrition and Haleko units.

	% of Consolidated Cash Flows Contributed	Required Aggregate Market Capitalization

Active Nutrition	5%	$208,380	($10,519 divided by .05)
	10%	$104,190	($10,419 divided by .10)

Haleko	10%	$148,070	($14,807 divided by .10)
	15%	$98,713	($14,807 divided by .15)

We noted that for fiscal 2002 and 2001, the Active Nutrition cash flow contribution percent was less than 5% and was not expected to exceed 5% in subsequent years. Also, during the same time period, the Haleko cash flow contribution percent was less than 15%, and significantly less than 15% in fiscal 2002. Haleko's cash flow contribution percent was expected to remain at 10% or less over subsequent years. We also believed that Schiff Specialty projected cash flows would remain the same or increase in subsequent years. In view of the historical and projected cash flows of our reporting units, we noted it was highly unlikely that the percentages above would be exceeded for the Active Nutrition and Haleko units. Therefore, an even greater aggregate market capitalization amount was required (which also appeared unreasonable) before we would change our goodwill impairment conclusion for the Active Nutrition and Haleko reporting units. As of June 1, 2002, we did not believe that a significant change in aggregate market capitalization was likely, at least for the foreseeable future.